UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2026
Commission File Number: 001-41540

Perfect Corp.

14F, No. 98 Minquan Road
Xindian District
New Taipei City 231
Taiwan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Announcement of the Company, dated March 18, 2026.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect Corp.

Date: March 18, 2026
/s/ Alice H. Chang
	Name:	Alice H. Chang
	Title:	Chief Executive Officer